UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Orckit Communications Ltd.
                                (Name of Issuer)

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                   M7531S 20 6
                                 (CUSIP number)

                                   Eric Paneth
                         c/o Orckit Communications Ltd.
                             126 Yigal Allon Street
                              Tel Aviv 67443 Israel
                                 972-3-696-2121

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 25, 2005
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. M7531S 20 6              SCHEDULE 13D

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Eric Paneth

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                    (b) [ ]

3. SEC USE ONLY


4. SOURCE OF FUNDS                            OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)      [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION Israel

                                        7. SOLE VOTING POWER      1,375,110(1)
   NUMBER OF SHARES BENEFICIALLY
<  OWNED BY
   EACH REPORTING PERSON WITH           8. SHARED VOTNG POWER       163,953

                                        9. SOLE DISPOSITIVE POWER  1,375,110(1)


                                       10. SHARED DISPOSITIVE POWER  163,953


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,539,063 (1)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   CERTAIN  SHARES   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.1%(2)

14. TYPE OF REPORTING PERSON

                  IN

-----------------------------------

(1) Includes options and/or rights to acquire 60,000 ordinary shares exercisable currently or within 60 days.

(2) Based on 13,872,771 ordinary shares outstanding as of April 30, 2005.

Item 5.  Interest in the Securities of the Issuer

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

         All share numbers herein reflect a three-for-one stock split effected by Orckit in April 2005 by way of a 200% stock dividend.

         The aggregate of 1,539,063 Ordinary Shares (representing approximately 11.1% of the outstanding Ordinary Shares of Orckit) beneficially owned by the Reporting Person consists of (i) 1,315,110 Ordinary Shares held directly by the Reporting Person, (ii) 163,953 Ordinary Shares held by Kimnar-Yaglan Ltd., an Israeli corporation controlled by the Reporting Person, and (iii) options to acquire 60,000 Ordinary Shares.

(c) On April 19, 2005, the Reporting Person sold 14,250 Ordinary Shares on the NASDAQ Stock Market at an average price per share $21.0919. On April 21, 2005, the Reporting Person sold 101,250 Ordinary Shares on the NASDAQ Stock Market at an average price per share $21.5524. On April 25, 2005, the Reporting Person sold 23,250 Ordinary Shares on the NASDAQ Stock Market at an average price per share $21.1017. On April 26, 2005, the Reporting Person sold 11,250 Ordinary Shares on the NASDAQ Stock Market at an average price per share $21.0467.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 3, 2005


                                             /s/ Eric Paneth
                                             -----------------
                                             Eric Paneth